UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 14, 2019, Aptorum Group Limited (the “Company”) held its 2019 annual general meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on 2 proposals. At the beginning of the Annual Meeting, there were 227,113,269 shares in person or by proxy, which represented approximately 98.33% of the voting power of the shares entitled to vote at the Annual Meeting; a quorum was present for the transaction of business.

At the Annual Meeting, the following proposals were voted on:

●	To re-elect each of the seven directors identified herein to the Company’s board of directors (the “Board”), with such directors to serve until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

Election of Directors	For	Against	Withhold	Broker Non-Vote
Mr. Ian Huen	227,113,099	170	-	-
Mr. Darren Lui	227,113,099	170	-	-
Dr. Clark Cheng	227,113,099	170	-	-
Mr. Charles Bathurst	227,113,269	0	-	-
Dr. Mirko Scherer	227,113,269	0	-	-
Dr. Justin Wu	227,113,269	0	-	-
Professor Douglas Arner	227,113,099	170	-	-

●	To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2019, and to authorize the Board of Directors to fix their remuneration.

For	Against	Abstain
227,113,269	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: November 15, 2019	By:	/s/ Sabrina Khan
Name: Sabrina Khan
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release Dated November 15, 2019

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